EXHIBIT 11.1

QUAKER CITY BANCORP, INC.

COMPUTATION OF EARNINGS PER SHARE

		Three Months Ended March 31, 2002	Nine Months Ended March 31, 2002
A	Average common shares outstanding	5,106,717	5,049,670

B	Net earnings for period	$5,398,000	$15,240,000

	Basic earnings per share [ B / A ]	$1.06	$3.02

	Common share equivalents:
C	Average stock options outstanding	695,781	701,067

D	Average option exercise price	$14.82	$13.62

E	Exercise proceeds [ C x D ]	$10,310,500	$9,551,828

F	Tax benefit on non-qualified options	$2,910,836	$2,903,326

G	Total exercise proceeds [ E + F ]	$13,221,336	$12,455,154

H	Average market price in period	$30.91	$30.28

I	Shares repurchased at market price [ G / H ]	427,737	411,333

J	Increase in common shares [ C - I ]	268,044	289,734

K	Shares outstanding and equivalents [ A + J ]	5,374,761	5,339,404

L	Net earnings for period	$5,398,000	$15,240,000

	Diluted earnings per share [ L / K ]	$1.00	$2.85